                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  ____________

                                  SCHEDULE 13D

                                  ____________


                   Under the Securities Exchange Act of 1934


                              MARKET FACTS, INC.
                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $1.00
                        (Title of Class of Securities)

                                  570559-10-4
                                (CUSIP Number)

                                                          WITH A COPY TO:
     Ned L. Sherwood                                    Glen E. Hess, P.C.
    MFI INVESTORS L.P.                                   KIRKLAND & ELLIS
      54 Morris Lane                                   153 East 53rd Street
 Scarsdale, New York 10583                         New York, New York 10022-4675
      (212) 398-6200                                      (212) 446-4800

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JUNE 6, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of __ Pages

                         Exhibit Index is on page ___.

                                 SCHEDULE 13D
- -------------------------                                ---------------------
  CUSIP NO. 570559-10-4                                    PAGE 2 OF __ PAGES
- -------------------------                                ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      MFI Investors L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       13-3890531
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                            (a) [_]
                                                              (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            568,965

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             568,965

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      568,965
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.1%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
- -------------------------                                ---------------------
  CUSIP NO. 570559-10-4                                    PAGE 3 OF __ PAGES
- -------------------------                                ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      MFI Associates, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       13-3890532
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                            (a) [_]
                                                              (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            568,965

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             568,965

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      568,965
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.1%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
- -------------------------                                ---------------------
  CUSIP NO. 570559-10-4                                    PAGE 4 OF __ PAGES
- -------------------------                                ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Ned L. Sherwood

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                            (a) [_]
                                                              (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            568,965

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             568,965

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      568,965

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.1%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
- -------------------------                                ---------------------
  CUSIP NO. 570559-10-4                                    PAGE 5 OF __ PAGES
- -------------------------                                ---------------------


ITEM 1.  SECURITY AND ISSUER.
         -------------------

     This statement relates to a Convertible Subordinated Promissory Note, issued June 6, 1996 (the "Convertible Note"), by Market Facts, Inc., a Delaware corporation (the "Issuer"), which is convertible into an aggregate of 568,965 shares of the Issuer's Common Stock, par value $1.00 per share (the "Common Stock"). The Issuer's principal executive offices are located at 3040 West Salt Creek Lane, Arlington Heights, Illinois 60005.


ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

     (a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) under the Securities Exchange Act of 1934, as amended (the "Act"): (i) MFI Investors L.P., a Delaware limited partnership (the "Partnership"), by virtue of its direct beneficial ownership of the Convertible Note; (ii) MFI Associates, Inc., a Delaware corporation (the "GP"), by virtue of its position as general partner of the Partnership; and (iii) Ned L. Sherwood, an individual, by virtue of his position as controlling stockholder of the GP. Mr. Sherwood is also an officer and director of the GP. The General Partner, the Partnership and Mr. Sherwood are collectively referred to herein as the "Reporting Persons." Certain information required by this Item 2 concerning the directors and executive officers of the GP and each person ultimately in control of each Reporting Person is set forth on Annex A attached hereto, which is incorporated herein by reference.

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

     (b) The address of the principal business and principal office of each Reporting Person is 54 Morris Lane, Scarsdale, New York 10583.

     (c) The principal business of the Partnership and the GP is acquiring, holding, monitoring the performance of, and ultimately disposing of, an investment in the Issuer. Mr. Sherwood is president of Zaleski, Sherwood & Co., Inc., general partner of The ZS Fund L.P., a Delaware limited partnership, a private investment firm.

     (d) During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named in Annex A to this Statement, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named in Annex A to this Statement, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result

                                 SCHEDULE 13D
- -------------------------                                ---------------------
  CUSIP NO. 570559-10-4                                    PAGE 6 OF __ PAGES
- -------------------------                                ---------------------


of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated on Annex A, all persons named in Annex A to this Statement are citizens of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

     The aggregate consideration paid by the Partnership for the Convertible Note was $8,250,000. The source of funds for the Partnership's acquisition of the Convertible Note was capital contributions made by the GP and by the Partnership's two initial limited partners, Ned L. Sherwood and Madison Dearborn Capital Partners, L.P. Within 60 days from the date of the acquisition of the Convertible Note, the Partnership expects to admit additional limited partners, whose capital contributions are expected to be used to return a portion of the capital contributed by the initial limited partners. Also the Partnership may have approximately $3,750,000 available to purchase additional securities of the Issuer after admitting additional limited partners.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

     The following is a summary of the principal terms of the transaction. This summary is qualified in its entirety by reference to the definitive agreements referred to herein and attached hereto as exhibits 7.2 through 7.5.

     On June 6, 1996 (the "Investment Closing"), the Partnership and the GP entered into an Investment Agreement (the "Investment Agreement") with the Issuer (see Exhibit 7.2 hereto), whereby the Partnership purchased from the Issuer a ten-year, 7% subordinated note in the principal amount of $8,250,000, convertible into 568,965 Shares (the "Convertible Note") at $14.50 per share (the "Note Conversion Price") (see Exhibit 7.3 hereto).

     The GP also entered into a Financial Advisory Agreement (see Exhibit 7.5 hereto) with the Issuer under which the GP will make available to the Issuer financial advisory services as requested from time to time, such services to include, without limitation, financial analysis and structuring strategies in connection with acquisitions. In addition, the Issuer issued to the Partnership, for the sum of $100 and in consideration of the purchase of the Convertible Note, 100 shares of a new class of Series B Preferred Stock, no par value ("Series B Shares"), entitling the Partnership to elect three directors, subject to decrease as described below (see Exhibit 7.4 hereto).

     The terms of the Series B Shares provide that as long as the Partnership continues to beneficially own at least 20% of the total combined voting power of all Common Stock and any other class of securities of the Issuer entitled to vote generally in the election of directors then outstanding ("Voting Securities"), the Partnership has the right to elect three directors to the Issuer's Board of Directors. The number of directors which the Partnership is entitled to elect decreases to two if such beneficial ownership of Voting Securities is below 20% but at least 10%, and to one if such beneficial ownership of Voting Securities is below 10% but at least 5%. If the amount of Voting Securities beneficially owned by the Partnership should fall below 5%, the Partnership's right to elect directors pursuant to the provisions of the Series B Shares terminates. As long as the Partnership beneficially owns at least 15% of the total combined voting power of all outstanding Voting Securities, it shall also have the right to have one of its directors appointed to each of the audit and compensation committees of the Board. In addition, as long as any Series B Shares are outstanding, the Issuer shall not, without the vote of the Partnership as the holder of the outstanding Series B Shares, expand the Board of Directors to more than 11 directors.

                                 SCHEDULE 13D
- -------------------------                                ---------------------
  CUSIP NO. 570559-10-4                                    PAGE 7 OF __ PAGES
- -------------------------                                ---------------------

     The terms of the Series B Shares further provide that no director elected by the Partnership may be a competitor of the Issuer, and so long as at least 3 members of the Board (other than those elected by the Partnership) are independent directors and the Partnership is entitled to elect 3 directors, one of the directors elected by the Partnership shall be an independent director.

     The Series B Shares may not be transferred without the prior written consent of the Issuer, and all of the Issuer's obligations thereunder shall terminate upon the occurrence of a change of control of the Partnership.

     The Series B Shares shall be redeemed, at a redemption price of $1.00 per share, at any time that the holders thereof shall not be entitled to elect any directors as described above. Notice of such redemption shall be given at least 5 business days prior to redemption (the "Redemption Date"). From and after the Redemption Date, unless the Issuer shall fail to make available sufficient funds to effect the redemption, such shares shall no longer be deemed to be outstanding shares for any purpose, and the holders of such shares shall not have any rights with respect thereto, except the right to receive the Redemption Price upon surrender to the Issuer of the certificates therefor. As of the Investment Closing, Messrs. Ned L. Sherwood and Henrik Falktoft (the "Investor Directors") were elected by the Partnership to the Board of Directors of the Issuer.

     The Investment Agreement provides that the Issuer will not take certain actions unless at least one director elected by the Partnership votes in favor of the action. These "approval rights" will apply so long as the Partnership:
(i) shall not at any time have beneficially owned less than 285,000 shares of Voting Securities (adjusted for subdivisions, combinations or reclassifications of Voting Securities), (ii) is entitled to elect and has actually elected at least one director, and (iii) there shall not have been a change of control of the Partnership or the GP. Such actions include business acquisitions of $1,000,000 or more, the incurrence of certain indebtedness (unless the Issuer has given the GP an opportunity to assist in arranging financing on terms superior to those of the debt to be incurred), the sale (other than in the ordinary course of business) of any single tangible asset or group of related assets in excess of $100,000 (but not a sale of all or substantially all of the Issuer's assets), the declaration of certain dividends in excess of 150% over the prior year's dividends and compensation increases for highly paid employees unless approved by the compensation committee of the Board consisting of independent directors. In addition, the provisions of the Series B Shares provide that without the affirmative vote of the Partnership as the holder of the outstanding Series B Shares, the Issuer shall not take any action at a meeting of the Board of Directors unless at least one director elected by the Partnership is present, or written notice of such meeting has been provided at least 5 days in advance of such meeting.

     With respect to the election or removal of directors other than those elected by the Partnership, the Investment Agreement provides that all Voting Securities entitled to be voted by "Standstill Persons" (defined as the Partnership, the GP, its officers, directors, and stockholders and certain other persons or entities under their control) are to be voted proportionally in accordance with the vote of the Public Stockholders (defined as stockholders other than Standstill Persons and certain executive officers of the Issuer).

     With respect to matters other than the election or removal of directors submitted to a vote of Issuer stockholders, the Standstill Persons may vote in their discretion that number of Voting Securities entitled to be voted by them equal to 19.9% of the total combined voting power of all Voting Securities then outstanding, and shall vote proportionally in accordance with the votes cast by the Public Stockholders that number of Voting Securities in excess of such 19.9%.

                                 SCHEDULE 13D
- -------------------------                                ---------------------
  CUSIP NO. 570559-10-4                                    PAGE 8 OF __ PAGES
- -------------------------                                ---------------------

     The total beneficial ownership of all Standstill Persons is not permitted at any time to exceed 37.5% of the total combined voting power of all Voting Securities then outstanding (the "Standstill Percentage"); provided that this provision will not be violated solely by reason of a reduction in the number of Voting Securities outstanding due to the repurchase of Common Stock by the Issuer, unless and until the Standstill Persons shall become the beneficial owners of additional shares of Common Stock. Any Voting Securities in excess of the Standstill Percentage shall be voted by the Standstill Persons in the manner described above for Voting Securities in excess of 19.9%.

     The Partnership in the future, depending on market conditions and other factors (including without limitation, the GP's assessment of the Issuer's prospects) may (but it is not obligated to) purchase additional shares of Common Stock (or other securities of the Issuer) on the open market or in privately negotiated transactions, at such times, in such amounts and at such prices as determined in the sole discretion of the GP. The Partnership may have approximately $3,750,000 available to purchase additional securities of the Issuer after admitting additional limited partners. To the extent that the Partnership has not fully invested its capital in securities of the Issuer by December 31, 1998, the GP may cause the Partnership to return to certain of its partners a portion of the uninvested Partnership capital.

     The Investment Agreement contains certain other restrictions which are intended to have the effect of preventing the Partnership from taking control of the Issuer without the prior approval of a majority of the Board of Directors, including restrictions against participating in any tender offer or proposal to effect a business combination or similar transaction involving the Issuer, soliciting proxies and participating in any election contest involving the Issuer. The restrictions against proxy solicitations and election contests do not apply for any period in which the Issuer does not meet predetermined operating income targets.

  If the Issuer should issue any equity securities (or any securities convertible, exchangeable or exercisable for any equity security), including shares of Voting Securities ("Equity Securities"), the Partnership shall have the right to purchase an additional amount of such Equity Securities in an amount sufficient to permit the Partnership to own a percentage of such Equity Securities equal to the lesser of (i) the Standstill Percentage, and (ii) its percentage of the outstanding Voting Securities of the Issuer immediately prior to such issuance or sale. Such right would not be triggered by certain events, including a registered public offering of securities in which the Partnership is a selling securityholder and the issuance of any Equity Securities pursuant to the Rights Plan, and will terminate upon the first to occur of a change in control of the Partnership (unless the Issuer otherwise agrees in advance to the change in control) and the date on which the Partnership shall own less than 10% of the total combined voting power of all Voting Securities then outstanding.

  The shares of Common Stock to be issued upon conversion of the Convertible Note will not be registered under the Securities Act of 1933, as amended (the "1933 Act"), and will therefore be "restricted securities" within the meaning of Rule 144 of the 1933 Act. Market sales of such shares pursuant to Rule 144 may not occur for at least two years from the date of issuance of the Convertible Note. Before the Partnership effects any sales pursuant to Rule 144, the Issuer will have the right to purchase such shares at the average closing price of the Shares during the 20-day period prior to notification of such sales.

  One or more Standstill Persons may transfer shares of Voting Securities in a private sale to any single purchaser in an aggregate amount of 5% or less of the total combined voting power of all Voting Securities then outstanding.

  If one or more Standstill Persons proposes to sell shares of Common Stock to a single purchaser in a private sale in an amount in excess of 5%, but less than 10%, of the total combined voting power of all Voting Securities then outstanding, the Issuer will have a right of first offer to purchase all (but not part) of such shares at a price offered by the Issuer. If the Issuer's offer is not accepted as to the shares proposed to be sold, such shares may be sold by the transferring Standstill Persons at the price offered by the Issuer or at a greater price.

                                 SCHEDULE 13D
- -------------------------                                ---------------------
  CUSIP NO. 570559-10-4                                    PAGE 9 OF __ PAGES
- -------------------------                                ---------------------

  If one or more Standstill Persons proposes to sell shares of Common Stock to a single purchaser in a private sale in an amount equal to 10% or more of the total combined voting power of all Voting Securities then outstanding, the Issuer will have a right of first refusal to purchase all (but not part) of such shares at the price and upon the terms stated in a written notice of such sale delivered to the Issuer. Such notice of sale must state the identity of the proposed transferee, that such transferee is a bona fide purchaser whom the Standstill Persons reasonably believe is financially able to purchase the shares in question, and the price, terms and conditions upon which the transfer is to be made.

  If the Issuer does not exercise its right of first offer or right of first refusal, as applicable, as set forth in the Investment Agreement, the transferring Standstill Persons would not be prohibited from transferring the shares subject to such right, so long as certain requirements are met, including: (i) the proposed transferee shall not beneficially own Voting Securities in an amount in excess of the Standstill Percentage immediately after such transfer, and (ii) if the proposed transferee would beneficially own more than 15% of the total combined voting power of all Voting Securities then outstanding, such transferee first agrees in writing to be bound by substantially all of the obligations of a Standstill Person under the Investment Agreement.

  The Standstill Persons may not sell Voting Securities in an aggregate amount in excess of 20% of the total combined voting power of all outstanding Voting Securities to a single transferee unless such transferee agrees (if so required by the Issuer) to offer to purchase all of the outstanding Voting Securities for the same price offered to such Standstill Persons.

  A change of control of the Partnership also gives rise to first offer and first refusal rights, depending upon the number of shares of Common Stock benefically owned by the Partnership at the time the change of control occurs. Once a change of control of the Partnership has occurred, the Partnership will no longer have the right to elect directors, any approval rights over certain actions of the Issuer or the protective option to maintain its percentage ownership interest in the Issuer, although it would retain the registration rights described below.

  After the Investment Closing, if the beneficial ownership of Voting Securities of the Standstill Persons should be less than 15% of the total combined voting power of all outstanding Voting Securities, the Partnership may terminate the provisions of the Investment Agreement that restrict their ability to take control of the Issuer and their voting of Voting Securities held by them, limit their beneficial ownership to the Standstill Percentage, and restrict their ability to transfer Voting Securities and the Convertible Note. Such a termination would also terminate the right of the Partnership to elect directors to the Board pursuant to the provisions of the Series B Shares, to approve certain actions of the Issuer and to maintain their percentage ownership interest in the Issuer. In the event that the beneficial ownership of Voting Securities of the Standstill Persons should be less than such 15%, however, the provisions of the Issuer's Rights Plan would be triggered if the Standstill Persons were to once again beneficially own 20% or more of the Company's Shares.

  Commencing 18 months after the Investment Closing, the Partnership will have the right (no more frequently than once every 12 months and not more than three times in total) to cause the Issuer to file a registration statement for the registration of its shares of Voting Securities and to cooperate with underwriters reasonably selected by the Partnership for the sale and distribution of such shares. In addition, if the Issuer shall at any time propose to file a registration statement relating to an underwritten sale of shares, the Partnership has the right to include its shares in such registration, except to the extent that the underwriters in such offering shall determine that such inclusion would have a material adverse effect on the successful distribution of shares by the Issuer.

                                 SCHEDULE 13D
- -------------------------                                ---------------------
  CUSIP NO. 570559-10-4                                   PAGE 10 OF __ PAGES
- -------------------------                                ---------------------

  The Partnership must give notice of any proposed transfer of all or any portion of the Convertible Note to the Issuer, and the Issuer will have 10 days after receipt of such notice to notify the Partnership of the Issuer's intention to prepay such amount, plus all accrued and unpaid interest thereon, and will have 20 days thereafter to make such prepayment and to deliver to the Partnership a warrant for the amount so prepaid.

  Notwithstanding any other provision of the Investment Agreement, the Partnership may not make any transfers of the Convertible Note or any Voting Securities to the partners of the Partnership for a period of 5 years from the Investment Closing. After such period of 5 years, transfers may be made so long as the transferee would not become the beneficial owner of Voting Securities in excess of 37.5% and, if the transferee becomes the beneficial owner of 15% or more of the total combined voting power of all Voting Securities then outstanding, such transferee agrees to be bound by substantially all of the obligations of a Standstill Person.

  Unless otherwise agreed in writing by the Issuer in advance of any proposed transfer of Voting Securities or the Convertible Note or the occurrence of a change of control of the Partnership, the rights accruing to the Partnership to elect directors under the Series B Shares, to approve certain Issuer actions, to maintain its percentage ownership and to demand to have its Shares registered for sale shall not be transferred to any transferee of Voting Securities or the Convertible Note.

  Further, any transferee of the Partnership's shares of Voting Securities or the Convertible Note acquiring thereby beneficial ownership of 15% or more of the outstanding Voting Securities would be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law which, with certain exceptions, precludes, for a period of 3 years, a holder of 15% or more of a corporation's outstanding stock from engaging in certain business combinations without obtaining the approval of two-thirds of the corporation's other stockholders. The provisions of the Issuer's Rights Plan would also be in effect as to any such transferee.

  In connection with the Investment Agreement, the Issuer has entered into a Financial Advisory Agreement whereby the GP will make available to the Issuer financial advisory services as requested from time to time, such services to include, without limitation, financial analysis and structuring strategies in connection with acquisition opportunities and other financing sources and opportunities. The Issuer will pay the GP a fee of $125,000 per annum until such time as the Partnership owns less than 15% of the outstanding shares of the Issuer, and $62,500 per annum if at any time the Partnership owns less than 15% of the outstanding shares of Voting Securities, but more 5%. Any fees payable pursuant to the Financial Advisory Agreement are to be reduced by the amount of directors fees paid to Investor Directors who are not independent directors. Such agreement will terminate upon the earliest to occur of 5 years following the Investment Closing, the first date that the Partnership owns less than 5% of the outstanding Shares, and a change of control of the Partnership without the Issuer's prior written consent.

                                 SCHEDULE 13D
- -------------------------                                ---------------------
  CUSIP NO. 570559-10-4                                   PAGE 11 OF __ PAGES
- -------------------------                                ---------------------

     Except as described in this Item 4, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A to this Statement, have formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or distribution policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

     (a) The Partnership is the beneficial owner of 568,965 shares of Common Stock, which in the aggregate represents approximately 22.1% of the outstanding Common Stock (assuming conversion of the Convertible Note). The percentage calculated in this Item 5 is based upon 2,000,769 shares of Common Stock outstanding as of May 21, 1996, as disclosed in the Issuer's Schedule 13E-4, filed with the Commission on June 11, 1996, relating to the Self-Tender Offer. Assuming the purchase of 569,000 shares or 900,000 shares of Common Stock by the Issuer pursuant

                                 SCHEDULE 13D
- -------------------------                                ---------------------
  CUSIP NO. 570559-10-4                                   PAGE 12 OF __ PAGES
- -------------------------                                ---------------------

to the Self-Tender Offer, the Partnership would be the beneficial owner of approximately 28.4% or 34.1%, respectively, of the outstanding Common Stock. By virtue of its position as general partner of the Partnership, the GP may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by the Partnership. By virtue of his position as the controlling stockholder of the GP, Mr. Sherwood may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by the Partnership. The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.

     Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named in Annex A to this Statement own beneficially, or have any right to acquire, directly or indirectly, any Common Stock.

     (b) Reference is made to the disclosure in Item 4 regarding the voting power held by the Partnership pursuant to the Convertible Note and the Common Stock which may be acquired upon the conversion thereof. By virtue of its position as general partner of the Partnership, the GP may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Convertible Note or the Common Stock beneficially owned by the Partnership. By virtue of his position as the controlling shareholder of the GP, Mr. Sherwood may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Convertible Note or the Common Stock beneficially owned by the Partnership.

     (c) Except as indicated in Item 3 above, neither the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named in Annex A to this Statement, have effected a transaction in Common Stock during the past 60 days.

     (d) No person other than the Reporting Persons, the limited partners of the Partnership and the stockholders of the General Partner has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by the Partnership.

     (e)  Not applicable


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

     Except as otherwise set forth in Items 2, 3, 4, 5 and Annex A hereto, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                 SCHEDULE 13D
- -------------------------                                ---------------------
  CUSIP NO. 570559-10-4                                   PAGE 13 OF __ PAGES
- -------------------------                                ---------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

     Exhibit 7.1   --   Agreement Re Joint Filing of Schedule 13D.

     Exhibit 7.2   --   Investment Agreement.

     Exhibit 7.3   --   Convertible Subordinated Promissory Note.

     Exhibit 7.4   --   Certificate of Designations, Series B Preferred.

     Exhibit 7.5   --   Financial Advisory Agreement.

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 12, 1996


                                           MFI Investors L.P.
                                           By: MFI Associates, Inc.
                                           Its: General Partner

                                           By /s/ Ned L. Sherwood
                                              ---------------------------------
                                           Its President
                                               --------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 12, 1996


                                           MFI Associates, Inc.

                                           By /s/ Ned L. Sherwood
                                              ---------------------------------
                                           Its President
                                               --------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 12, 1996

                                              /s/ Ned L. Sherwood
                                              ---------------------------------
                                                  Ned L. Sherwood

                                                                         ANNEX A
                                                                         -------

                  OFFICERS, DIRECTORS AND CONTROLLING PARTIES
                              OF REPORTING PERSONS

     The following table sets forth certain information concerning each of the directors and officers and stockholders of the GP:

Name:                        Ned L. Sherwood
                             ----------------
Title:                       President, Director
Shares Held:                 16.65 shares (30.3% of the Class A Common Stock)
Citizenship:                 United States of America
Business Address:            54 Morris Lane, Scarsdale, New York 10583
Principal Occupation:        President of the general partner of The ZS Fund L.P., a private investment firm

Name:                        Henrik Falktoft
                             ---------------
Title:                       Vice President, Secretary and Treasurer, Director
Shares Held:                 16.67 shares (30.3% of the Class A Common Stock)
Citizenship:                 Denmark
Business Address:            54 Morris Lane, Scarsdale, New York 10583
Principal Occupation:        An employee of The ZS Fund L.P., a private investment firm

Name:                        Jeffery Oyster
                             --------------
Title:                       Vice President
Shares Held:                 5 shares (9.1% of the Class A Common Stock)
Citizenship:                 United States of America
Business Address:            54 Morris Lane, Scarsdale, New York 10583
Principal Occupation:        An employee of The ZS Fund L.P., a private investment firm

Name:                        Robert Horne
                             ------------
Shares Held:                 16.67 shares (30.3% of the Class A Common Stock)
Citizenship:                 United States of America
Business Address:            54 Morris Lane, Scarsdale, New York 10583
Principal Occupation:        An employee of The ZS Fund L.P., a private investment firm

     The GP is in control of the day to day management of the Partnership and has sole voting and dispositive power over the Common Stock held by the Partnership. The Partnership currently has two limited partners, including Mr. Sherwood. Within 60 days from the date of the acquisition of the Convertible Note, the Partnership expects to admit additional limited partners. The GP has two classes of capital stock: Class A Common Stock and Class B Common Stock. The two classes of Common Stock have the same rights and privileges, except that the Class B Common Stock has no voting rights (except (i) with respect to any amendment to the GP's certificate of incorporation which would change the voting rights of the Class B Common Stock and (ii) as required by law). Four individuals who are associates of Mr. Sherwood each own 4.17 shares of Class B Common Stock. Mr. Sherwood currently owns 30.3% of the Class A Common Stock of the GP. The remaining stockholders have granted Mr. Sherwood an irrevocable proxy to vote one-half of their shares, giving Mr. Sherwood voting control over 65.14% of the Class A Common Stock of the GP.